Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196549

AMERICAN REALTY CAPITAL GLOBAL TRUST II, INC.
SUPPLEMENT NO. 1 DATED NOVEMBER 16, 2015,
TO THE PROSPECTUS, DATED SEPTEMBER 11, 2015

This prospectus supplement, or this Supplement No. 1, is part of the prospectus of American Realty Capital Global Trust II, Inc., or the Company, dated September 11, 2015. This Supplement No. 1 supplements, modifies, supersedes and replaces certain information contained in the Prospectus and should be read in conjunction with the Prospectus. This Supplement No. 1 will be delivered with the Prospectus. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purposes of this Supplement No. 1 are to:

•	disclose operating information regarding the status of the offering;
•	update our risk factors; and
•	add disclosure relating to our real estate investments.

OPERATING INFORMATION

Status of the Offering

On November 15, 2015, the Company’s board of directors, on the advice of the Company’s advisor, authorized the suspension of the Company’s initial public offering effective December 31, 2015. There can be no assurance as to when, or if, the Company will resume the offering. The Company will continue to accept subscriptions for shares of common stock through December 31, 2015, and will allow subscriptions in process on December 31, 2015 to be delivered through February 15, 2016. The Dividend Reinvestment Program and the Share Repurchase Plan will remain in place.

PROSPECTUS UPDATES

Risk Factors

The following disclosure is hereby inserted as a new risk factor under the section “Risk Factors — Risks Related to an Investment in American Realty Capital Global Trust II, Inc.” on page 36 of the Prospectus.

“This offering will be suspended effective December 31, 2015, and we may not be able to obtain the additional capital we require from other sources.

On November 15, 2015, our board of directors, on the advice of our advisor, authorized the suspension of this offering effective December 31, 2015. There can be no assurance as to when, or if, we will resume this offering. There also can be no assurance that we will be able to generate capital from alternative sources, including from the sale of shares of common stock through the DRIP, to fund our operating and capital needs, including cash required to fund repurchases under our SRP. We have also funded a substantial portion of the distributions to our stockholders from proceeds from our IPO. While we currently expect to fund dividends from existing operations, there can be no assurance that we can do so. There is no assurance will be able to generate sufficient cash flows from alternative sources to continue paying distributions at the current rate. Moreover, if we are required to sell assets to generate needed cash, our ability to generate future cash flow from operations will be adversely impacted.

Failure to fund closing consideration could cause us to be in default under certain pending acquisition agreements and, as a result, to forfeit all or a part of the $7.5 million in aggregate deposits made but not yet used. In addition, our failure to raise adequate capital to successfully implement our investment strategy or achieve portfolio diversification, due to the suspension of this offering or for any other reason, could adversely impact the value of an investment in our common stock.

Recent allegations of fraudulent proxy solicitations by the dealer manager have led to the temporary suspension of a substantial portion of the dealer manager’s selling agreements with broker-dealers participating in this offering and may otherwise adversely impact the dealer manager’s ability to successfully conduct this offering.

On November 12, 2015, the Enforcement Section of the Massachusetts Securities Division filed an administrative complaint against the dealer manager alleging fraudulent behavior in connection with proxy services provided by the dealer manager to another program sponsored by the parent of our sponsor. Neither we nor our advisor is a named party in the administrative complaint. This complaint seeks, in part, the revocation of the dealer manager’s broker-dealer registration in Massachusetts. The dealer manager serves as the dealer manager of this offering and, together with its affiliates, provides certain services to us and to the Advisor. As a result of the filing of this complaint, our advisor has determined at this time that the dealer manager will no longer provide us with proxy services. Further, the dealer manager has advised us that broker-dealer firms participating in this offering which represent a significant portion of the selling group, including Cetera Financial Group and its affiliates (an affiliate of the dealer manager) have temporarily suspended their selling agreements. We cannot predict the length of time these suspensions will continue, whether additional suspensions will occur or whether any broker-dealer firm that has suspended its selling agreement will lift the suspension.

On November 15, 2015, our board of directors, on the advice of our advisor, authorized the suspension of this offering effective December 31, 2015. There can be no assurance as to when, or if, we will resume this offering. During the period this offering is ongoing, the suspension of selling agreements as well as any other consequences, such as reputational harm to the dealer manager or our sponsor, resulting from the filing of this complaint, direct or indirect, may have a material adverse effect on the amount of capital we may raise in this offering.”

Description of Real Estate Investments

The following disclosure is added as a new section immediately following the section entitled “Description of Real Estate Investments — Recent Property Investments — Worldline” on page 162 of the Prospectus.

“Foster Wheeler Energy Office Property

On October 21, 2015, we, through a wholly owned subsidiary of our operating partnership, acquired the freehold interest in an office building property located in Reading, United Kingdom, or the Foster Wheeler Energy Office Property. The seller of the Foster Wheeler Energy Office Property was 4 Charity Foundation, which has no material relationship with us. The acquisition was not an affiliated transaction.

Capitalization

The contract purchase price of the Foster Wheeler Energy Office Property was £98.3 million ($152.1 million based upon an exchange rate of £1.00 to $1.55, as of the date of acquisition), exclusive of closing costs. We funded the acquisition of the property with (i) available cash on hand from the Company’s ongoing initial public offering and (ii) two loans in an aggregate amount of £49.1 million ($76.1 million based upon an exchange rate of £1.00 to $1.55, as of the date of acquisition). In connection with the acquisition of the Foster Wheeler Energy Office Property, we paid our advisor $2.5 million in acquisition fees and $0.6 million in financing coordination fees.

Major Tenants/Lease Expiration

The Foster Wheeler Energy Office Property contains approximately 365,832 rentable square feet and is 100% master-leased to Foster Wheeler Energy Limited. The master lease commenced in August 1999, has a 25-year term and expires in August 2024, with two 10-year renewal options. The lease contains fixed 2.5% per annum compounded rental escalations every five years, with the next scheduled rent escalation to occur in April 2019. The lease is triple-net, whereby the tenant is required to pay all operating expenses in addition to the base rent. The annualized rental income is approximately £7.8 million ($12.1 million based upon an exchange rate of £1.00 to $1.55, as of the date of acquisition).

The table below sets forth the occupancy rate and average effective annual rent per rentable square foot as of December 31 for each of the last five years:

	2014	2013	2012	2011	2010
Occupancy	100%	100	100	100	100
Average effective annual rent per rentable square foot(1)	$30.86	29.26	29.26	29.26	29.26

(1)	Converted from local currency to US Dollars as of the acquisition date using an exchange rate of £1.00 to $1.55.

Other

The Foster Wheeler Energy Office Property consists of seven office buildings, and is located in Shinfield Park, two miles south of Reading city center, the largest city in Berkshire. The Reading region hosts several offices for multinational companies, such as Oracle, Microsoft, Hewlett-Packard, Compaq, Vodafone, Cisco and PepsiCo; it is located in close proximity to central London as well as Heathrow and Gatwick airports.

Foster Wheeler Energy Limited is a subsidiary of Foster Wheeler AG, or Foster Wheeler, a global engineering conglomerate. Foster Wheeler Energy Limited forms part of Foster Wheeler’s Engineering & Construction, or E&C, business unit, which employs around 10,000 people in eight countries. The activities of the E&C business unit range from onshore and offshore upstream oil and gas processing facilities, natural gas liquefaction, oil refining, chemical and petrochemical facilities. The revenues are generated from engineering activities, equipment supply, construction contracts, operating and maintenance agreements, royalties from licensing technology and from return on investments in various power production facilities.

AMEC plc, an engineering, project management and consultancy company, acquired Foster Wheeler in November 2014. The combination of Foster Wheeler and AMEC plc resulted in the creation of the ultimate parent company of Foster Wheeler Energy Limited called AMEC Foster Wheeler plc, which has an investment grade rating of BBB- from S&P and Baa3 from Moodys.

We believe the Foster Wheeler Energy Office Property is suitable and adequate for its uses.

We do not have any scheduled capital improvements.

We believe the Foster Wheeler Energy Office Property is adequately insured.

The U.S. federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2015 federal tax return.

The annual real estate taxes payable on the Foster Wheeler Energy Office Property are required to be paid directly by the tenant under the terms of the lease.”

Financing Obligations

The following disclosure is added as a new section immediately following the section entitled “Description of Real Estate Investments — Financing Obligations  — Worldline — Landensbank SAAR Loan” on page 165 of the Prospectus.

“Royal Bank of Scotland International Limited Loan

On October 21, 2015, in connection with the purchase of the Foster Wheeler Energy Office Property, we, through a wholly owned subsidiary of our operating partnership, entered into a mortgage debt agreement with the Royal Bank of Scotland International Limited, or the Royal Bank of Scotland Lender, in the aggregate amount of £49.1 million ($76.1 million based upon an exchange rate of £1.00 to $1.55, as of the date of acquisition), consisting of £39.3 million ($60.8 million) in a Tranche A loan, or the Tranche A Loan, and £9.8 million ($15.2 million) in a Tranche B loan, or the Tranche B Loan.

The Tranche A Loan provides for quarterly interest payments with all principal outstanding due on October 21, 2018. The Tranche A Loan bears an interest rate of 1.6% plus 3-month LIBOR per annum, which has been fixed to 1.0% through an interest rate swap. The Tranche A Loan may be prepaid at any time, in whole or in part, with break costs, if applicable. In the event of a default, the Royal Bank of Scotland Lender has the right to terminate its obligations under the Tranche A Loan and to accelerate the payment on any unpaid principal amount of the Tranche A Loan.

The Tranche B Loan provides for quarterly interest payments with all principal outstanding due on October 21, 2016. The Tranche B Loan bears an interest rate of 1.6% plus 3-month LIBOR per annum. The Tranche B Loan may be prepaid at any time, in whole or in part, with no break costs. In the event of a default, the Royal Bank of Scotland Lender has the right to terminate its obligations under the Tranche B Loan and to accelerate the payment on any unpaid principal amount of the Tranche B Loan.”